UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 22, 2019

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

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NEWS RELEASE

Release Time	IMMEDIATE
Date	22 May 2019
Release Number	12/19

Strategy briefing

BHP will be hosting an investor and analyst briefing today on BHP’s strategy.

The purpose of the briefing is to provide further information on BHP’s strategic framework and the strategic themes considered to test portfolio resilience.

The presentation is available on BHP’s website at: https://www.bhp.com/media-and-insights/reports-and-presentations/2019/05/strategy-briefing

The webcast of the briefing will be available at: https://edge.media-server.com/m6/p/fuudj89f

Further information on BHP can be found at: bhp.com

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Strategy briefing Peter Beaven Chief Financial Officer 22 May 2019

Disclaimer Forward-looking statements This presentation contains forward-looking statements, including statements which may include: trends in commodity prices and currency exchange rates; demand for commodities; plans; strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; productivity gains; cost reductions; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments. Forward-looking statements can be identified by the use of terminology such as ?intend?, ?aim?, ?project?, ?anticipate?, ?estimate?, ?plan?, ?believe?, ?expect?, ?may?, ?should?, ?will?, ?continue?, ?annualised? or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP?s filings with the US Securities and Exchange Commission (the ?SEC?) (including in Annual Reports on Form 20-F) which are available on the SEC?s website at www.sec.gov. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Non-IFRS and other financial information BHP results are reported under International Financial Reporting Standards (IFRS). This presentation may also include certain non-IFRS (also referred to as alternate performance measures) and other measures including Underlying attributable profit, Underlying EBITDA (all references to EBITDA refer to Underlying EBITDA), Underlying EBIT, Adjusted effective tax rate, Controllable cash costs, Free cash flow, Gearing ratio, Net debt, Net operating assets, Operating assets free cash flow, Principal factors that affect Underlying EBITDA, Underlying basic earnings/(loss) per share, Underlying EBITDA margin and Underlying return on capital employed (ROCE) (all references to return on capital employed refer to Underlying return on capital employed), Underlying return on invested capital (ROIC). These measures are used internally by management to assess the performance of our business and segments, make decisions on the allocation of our resources and assess operational management. Non-IFRS and other measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity. Presentation of data Unless specified otherwise: value represents BHP share of risked discounted cash flows at consensus prices; copper equivalent production based on 2018 financial year average realised prices (as published in BHP?s Results for the year ended 30 June 2018 on 21 August 2018); data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations are presented reflecting BHP?s share; medium term refers to our five year plan. Queensland Coal comprises the BHP Billiton Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Billiton Mitsui Coal (BMC) asset, operated by BHP. Numbers presented may not add up precisely to the totals provided due to rounding. References to disciplined supply refer to lower levels of investment across the industry. All footnote content contained on slide 34. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ?BHP?, ?Group?, ?BHP Group?, ?we?, ?us?, ?our? and ?ourselves? are used to refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries set out in note 13 ?Related undertaking of the Group? in section 5.2 of BHP?s Annual Report on Form 20-F. Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated. 22 May 2019 Strategy briefing 2

Key messages Our strategy Scenario analysis Capital allocation Assets and options tested against strategic themes to help navigate future uncertainty Investment in capabilities required to outperform in the future Build a suite of options with different risk, return and optionality attributes Conventional oil, copper and nickel sulphides are attractive; energy coal is challenged; potash is a valuable long-term option Decision points Portfolio Our investment decisions are measured in decades, so long-term strategic foresight is required Divergent scenario analysis reveals a range of strategic themes for us to consider Generates signposts to monitor, to facilitate timely decisions and risk management To have the best capabilities, best commodities and best assets, to create long-term value and high returns Transformation, capital discipline and social value enable the successful execution of our strategy Our strategy identifies how to position the portfolio to maximise long-term value and deliver high returns for shareholders BHP?s investment proposition: maximise cash flow; maintain capital discipline; increase value and returns 22 May 2019 Strategy briefing 3 Strong balance sheet and strict Capital Allocation Framework enable investments in the right commodities and assets, at the right time Investments must compete for capital against further returns to shareholders

Our strategy to maximise value and returns Highly attractive commodities, matched to our capabilities Culture and capabilities that enable the execution of our business strategy World class assets, uniquely suited to our capabilities Best culture and capabilities Best commodities Best assets Value and returns ? Large ? Long-life ? Upstream ? High-margin ? Expandable To have industry-leading capabilities applied to a portfolio of world-class assets in the most attractive commodities ? Attractive supply / demand fundamentals ? Large market sizes ? Steep cost curves ? Upstream value chains ? Differentiated demand drivers ? Market intelligence ? Access, discovery and appraisal ? Value conversion in operations and marketing Driven by a commitment to transformation, capital discipline and social value 22 May 2019 Strategy briefing 4

Favour commodities where inducement economics, rather than operating costs, set the price more often than not Favourable supply and demand gap We are deliberate about the commodities we choose Focused on holistic long-term value creation potential, informed by supply/demand balance ? not just demand outlook Enables future growth options in our assets Large market sizes Reduced portfolio cash flow volatility Enables counter-cyclical investment Reduced risk of disruption in end-use markets Differentiated demand drivers Steep cost curves Value in upstream Value creation and return potential 22 May 2019 Strategy briefing 5

We seek long-life assets with embedded optionality

Creating and exercising embedded options is critical to maximising value

Escondida

Huge resource potential realised through new technologies and exercising embedded expansion options

Asset returns[1]
(annualised, %)



~25%
S&P Index
30-year average
Original expected
Actual

Production and resources
(Mt, 100% basis)



180
90
0
Cumulative production
Contained Cu Resource (recovery factor not applied)
Capital investment
Original plan
320 ktpa
FY00
FY02
FY04
FY06
FY08
FY10
FY12
FY14
FY16
FY18

Gulf of Mexico

Additional contingent resources unlocked through advanced seismic imaging and robust technical work

Asset returns[1]
(annualised, %)



~22%
S&P Index
15-year average
Original expected
Actual

Production, reserves and resources
(MMboe, net)



1,200
600
0
Cumulative production
2P Reserves²
2C Resources²
Capital investment
FY04
FY05
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
FY15
FY16
FY17
FY18

Fully developing a great resource takes decades… therefore we must think in decades

Source: Refer to detailed tables for Mineral Resources for Escondida (100% basis) in the Appendix, slide 33. Gulf of Mexico refers to Atlantis, Mad Dog and Shenzi.

Strategy briefing
22 May 2019

6

BHP

Our capabilities enable the execution of our strategy Redesign the way we work Accelerate our work on culture and capabilities Strategic and innovative partnerships with stakeholders Transformation Protecting our licence to operate by meeting commitments to our workforce, partners, communities and governments Building long-term societal value through deep and authentic relationships with local, regional and global stakeholders Social value Enabled by transformation, capital discipline and social value Emphasis on culture and core capabilities to drive competitive advantage Transparent framework promotes accountability and discipline Balances value creation, cash returns to shareholders and balance sheet strength Drives competition for capital Capital Allocation Framework 22 May 2019 Strategy briefing 7 Early identification of new opportunities Deep market foresight Understanding of changing dynamics in jurisdictions around the world Market intelligence Gaining access to new resources by being partner of choice Outstanding geological knowledge and exploration capabilities Competitive advantage in appraising resources, once discovered Access, discovery and appraisal Executing projects on time and budget, at leading capital intensity Operating excellence and continuous improvement through our transformation agenda Value creation through customer focused marketing Value conversion in operations and marketing

The external environment is changing rapidly Our world is in constant flux and levels of uncertainty are high 23% of land areas have seen a reduction in productivity due to degradation3 Unsustainable land and water use Up ~3x IEA?s forecast for solar power generation in 2035 since 20114 Dramatic change in the energy system 70% think China plays a more important role in the world today versus 10 years ago5 Rise of emerging markets ~1 million species threatened with extinction ( of all known varieties); extinction rate has accelerated one-hundred fold6 Bio-diversity loss 85% reduction in average EV battery pack costs since 20107 Swift technological progress 93% increase in volatility of global policy uncertainty 2011-2019 vs 2002-20108 Heightened degree of policy uncertainty Note: IEA: International Energy Agency. 22 May 2019 Strategy briefing 8

We have responded: our portfolio is in great shape today

We have reshaped our portfolio through the demerger of South32 and US$18 billion of divestments[9]

Large assets


~70%
FY13
Current

■ Average Cu Eq resource size per minerals asset

Long-life


~50%
>80%
FY13
Current

■ Proportion of minerals assets with 'Life of Asset' planning >50 years

Low-cost


>30%
FY13
Current

■ Cu Eq unit costs of current portfolio

Upstream


~2x
FY13
Current

■ EBITDA margins at FY18 average realised prices

Simple


30
13
FY13
Current

■ Operated assets

Diversified


Coal
Petroleum
Copper
Iron Ore

H1 FY19 EBITDA contribution[10]

Expandable


~$15bn
~$14bn
Exploration
Future options
Average ~17% IRR

■ Unrisked NPV (US$)[11]

Low-risk


Non-OECD
OECD

FY18 EBITDA proportion in OECD countries

Note: Average Cu Eq resource size per minerals asset resource base (equity share basis) is converted to copper equivalent tonnes using FY18 prices; metal resources converted on a contained metal basis; refer to disclaimer on slide 29 and detailed tables for Mineral Resources in the Appendix, slides 30 to 32.

Strategy briefing
22 May 2019
9
BHP

Navigating future uncertainty through scenario analysis Resource availability Inequality in and between nations Non-linear climate impacts We consider durable and emerging trends We derive and test strategic themes, for example: Competitive portfolio of options and assets Commodity entries / exits Our approach allows us to test the resilience of our portfolio and to optimise it for the long term Asset acquisitions / disposals Development of core strategic capabilities Outcomes of hypothesis testing inform how we test and shape our portfolio Climate change threats and resource scarcity drive profound disruption in energy and materials A major climate change event leads to a global policy response that drives dramatic emission reduction focus Socio-political instability, permanent loss of trust, intensified by inequality and technological displacement of jobs Deepening global divide in international relations, decentralised governance structures Which could lead to extreme, but plausible divergent future scenarios Electrification of transport Biosphere: water stewardship and food (in)security Decarbonisation of stationary power Licence to operate Circular economy 22 May 2019 Strategy briefing 10

Biosphere Heightened focus on water stewardship and food security amidst climate change impacts and intense competition for land, marine and freshwater resources Electrification of transport Electric Vehicles (EVs) progressively displace the internal combustion engine (ICE) as cost, range and charging constraints are overcome Circular economy The reuse, reduction, repurposing and recycling of existing materials; a closed loop for the value chain that minimises the need for primary extraction Decarbonisation of stationary power Accelerated social and political push to achieve zero emissions from stationary power to contain global warming to well below 2 degrees We monitor and test strategic themes Licence to operate Developed countries restrict expansion; government intervention into access of resources and automation implementation Note: Themes are not mutually exclusive or exhaustive, outcomes from one theme could impact our view on severity, timeframes, or strategic considerations for other themes. Extreme, but plausible, scenarios used as bookends to test the portfolio and identify future opportunities and risks 22 May 2019 Strategy briefing 11

Well positioned to mitigate impacts and create value

Understanding the signposts allows us to identify common no-regret actions and future decision points

Value

BHP

Electrification of transport

- Policy support (e.g. pro-EV & anti-ICE)
- Cost competitiveness of EVs
- Infrastructure charging speed and availability

Decarbonisation of stationary power

- Early retirement of non-renewable resources
- Standalone renewable cost competitiveness
- Grid flexibility solutions become economic

Biosphere

- Globally coordinated regulatory intervention to resolve land and water competition
- Food security threatened[12]
- Steep disincentive pricing[13]

Licence to operate

- Decline in trust between governments, citizens and corporations
- Fluid policy environment at the global, national, regional and sectoral levels

Circular economy

- Policy changes (i.e. imported waste bans)
- Emergence of cost competitive substitutes for single-use plastics
- Breakthrough in household recycling
- Consumers reject unsustainable options

Time

Note: Represents possible impact on our portfolio if no action is taken to mitigate against risks or seize opportunities. Themes are not mutually exclusive or exhaustive, outcomes from one theme could impact our view on severity, timeframes, or strategic considerations for other themes.

Strategy briefing
22 May 2019
12
BHP

Strong environment for development and expansion of copper assets (e.g. Olympic Dam, Resolution) Copper assets in non-OECD countries likely to be required to meet demand Increased attractiveness of nickel options as nickel sulphides likely to be scarce Conventional oil assets to remain attractive for several decades Opportunities to lower our carbon footprint and operating cost as heavy duty EVs become more competitive ? Nickel: major driver for Class I demand; scarce sulphide resource, inducing higher-capex, lower-grade laterites ? Copper: significantly more demand required for EVs to induce high-cost supply ? Oil: headwinds, but supply expected to decline faster than demand, maintaining inducement economics ? Lithium: support, but abundance of resource allows supply to keep pace at relatively low cost ? Cobalt: support, but to lose share in battery chemistry to nickel Block caving skills in copper to become a required skill set Technology breakthroughs to unlock low grade copper resource in mature assets Exploration and development capabilities in nickel sulphides a strategic enabler Exploration and development capabilities in conventional oil to remain a required skill set Resource access in new jurisdictions vital, enabled by social value and strategic partnerships Implications for strategy: Electrification of transport Commodities Assets Capabilities Portfolio advantaged through exposures in copper and nickel with further options available to take advantage of the trend 13 ? Note: Not an exhaustive list for all commodities, assets and capabilities. This represents our initial view to only material impacts on our portfolio. 22 May 2019 Strategy briefing

All assets with permits already in place are advantaged as new developments take longer and are more expensive Strong environment for Jansen option and provides differentiated growth potential Energy coal assets are challenged Economics of Olympic Dam expansion more (less) attractive based on societal acceptability of nuclear ? Iron ore, copper, nickel and metallurgical coal: potentially positive as new projects find approvals difficult to secure ? Potash: positive contributor to more sustainable land use and food security ? Uranium: green energy profile but long-term societal attitudes unclear ? Energy coal: projects difficult to motivate ? Potential for value erosion across value chains for all carbon intensive industries (scope 3 emissions costs) Social value becomes a major competitive advantage Water stewardship a key enabler Identifying the right partners in the right locations will be necessary Labour productivity remains vital as costs are subject to upwards pressure Tax transparency, high standards of governance, workforce engagement, diversity and inclusion are key enablers Implications for strategy: Licence to operate Commodities Assets Capabilities Assets already permitted with low geopolitical risk likely to increase in value while new resource harder to develop 14 Note: Not an exhaustive list for all commodities, assets and capabilities. This represents our initial view to only material impacts on our portfolio. 22 May 2019 Strategy briefing

Strong environment for development and expansion of copper assets (e.g. Olympic Dam, Resolution), uranium neutral Copper assets in non-OECD countries likely to be required to meet demand No appetite for growth in energy coal regardless of asset attractiveness Gas discoveries attractive if near LNG ullage, but large capital investments and long pay-backs carry more risk ? Copper: intensive use in renewable power capacity, but low cost power raises aluminium substitution ? Nickel: incremental demand from storage; cheap transmitted electricity to stimulate other uses (e.g. EVs) ? Gas: could be leapfrogged by renewables in the power sector in developing countries ? Uranium: green energy profile but societal attitudes unclear ? Energy coal: phased out, potentially sooner than expected Block caving skills in copper to become a required skill set New resource access in new jurisdictions vital, enabled by social value Technology breakthroughs to unlock low grade copper resource Exploration and development capabilities in (scarce) nickel sulphides a strategic enabler Decarbonisation of our value chain through carbon capture use and storage (CCUS) Implications for strategy: Power decarbonisation Commodities Assets Capabilities Risks associated with carbon-exposed commodities offset by upside to copper and nickel 15 Note: Not an exhaustive list for all commodities, assets and capabilities. This represents our initial view to only material impacts on our portfolio. ? 22 May 2019 Strategy briefing

Strong environment for Jansen option Challenging for energy coal assets Conventional oil assets likely to remain attractive but cost will be key Escondida and Pampa Norte insulated due to existing water stewardship strategies and could be advantaged if the copper cost curve steepens Asset location is an increasingly key strategic consideration for growth options ? Potash: high demand case as food insecurity drives an increased need for potassium ? Hydrocarbons: causal factors in unsustainable land and water use fall out of favour ? Cost curves for many commodities will rise and steepen as the cost of water treatment and water security increases Heightened importance on judicious capital allocation, with particular attention to investment time horizons in challenged commodities Water stewardship and sustainable operating practices are vital to driving competitive advantage Social value creation through investments tackling loss of biodiversity, and other macro-environmental challenges, takes on increased importance Implications for strategy: Biosphere Commodities Assets Capabilities A positive world for potash and one that favours assets with existing cost effective water stewardship strategies 16 Note: Not an exhaustive list for all commodities, assets and capabilities. This represents our initial view to only material impacts on our portfolio. ? 22 May 2019 Strategy briefing

Still room for growth in copper, but a transition to lower cost resources will be required Jansen an attractive option for differentiated growth Gas assets with installed infrastructure (e.g. NWS) likely to be well placed A more holistic view of supply may be required, including participating in different parts of the value chain (e.g. primary nickel supply, combined with recycling batteries, to produce precursor) ? Copper: likely to remain supported by new demand sources, even as recycling increases ? Potash: higher crop residue recycling and declining food waste, but demand growth still highly likely ? Material risk to most commodities, with a combination of redesign, reduction, reuse and recycling all pointing towards lower reliance on primary demand ? Expect some commodities to have less downside risk than others: iron ore vs metallurgical coal; gas vs oil Transformation agenda will be key to cost control and efficiency Social value critical to secure strategic partnerships with end-users (e.g. auto makers) to manage and participate in lifecycle product chains Sustainable supply chain will be important with the support of advanced technological capabilities Implications for strategy: Circular economy Commodities Assets Capabilities A very challenging environment, with potential growth provided by potash 17 Note: Not an exhaustive list for all commodities, assets and capabilities. This represents our initial view to only material impacts on our portfolio. 22 May 2019 Strategy briefing

Electrification of transport Decarbonisation of Biosphere Licence to operate stationary power Circular economy Implications for strategy ?Increased value arising from incumbency ?Energy coal assets look challenged ?Social value a competitive advantage ?Potash a valuable growth option ?Water stewardship a key enabler ?Some commodities seen as ?part of the problem? ?Challenges to carbonexposed commodities ?Offset by tailwinds for copper ?Long dated benefit for nickel ?Risk to primary demand in many commodities ?Potential migration of economic profit downstream ?Potash somewhat insulated from overall trend ?Copper and nickel advantaged ?Existing growth options enhanced ?Oil still attractive, but less so than base case Positioning our portfolio to seize opportunities as they emerge Social value credentials, strategic partnerships, market intelligence, resource access and resource development capabilities are all critical Conventional oil, copper and nickel sulphides are attractive; energy coal is challenged; potash is a valuable long-term option 22 May 2019 Strategy briefing 18

Higher risk Lower risk Higher return Lower return South Flank (Iron ore) Atlantis Phase 3 (Petroleum) Mad Dog Phase 2 (Petroleum) Jansen Stage 1 (Potash) Scarborough (Petroleum) Olympic Dam Expansion Project (Copper) Resolution (Copper) Wards Well (Metallurgical coal) Orphan Basin exploration (Petroleum) Ecuador and South Australia exploration (Copper) Trion appraisal (Petroleum) Spence Growth Option (Copper) Optionality In execution Nickel West expansion (Nickel) South Walker Creek (Metallurgical coal) Spence Materials Reprocessing (Copper) Autonomous Haulage Australia (Minerals Australia) Broad suite of attractive opportunities Note: Olympic Dam Expansion Project refers to heap leach technology development option. Our portfolio is in great shape today but we have more to do 22 May 2019 Strategy briefing 19

Our framework promotes discipline in all capital decisions Maximise value and returns &gt;US$25 billion cash returns to shareholders announced since 1 January 2016 Buy-backs Acquisitions/ divestments Debt reduction Organic development Operating productivity Capital productivity Net operating cash flow Maintenance capital Strong balance sheet Minimum 50% payout ratio dividend Excess cash flow Additional dividends Our Capital Allocation Framework is transparent and embeds discipline 22 May 2019 Strategy briefing 20

Key messages Our strategy Scenario analysis Capital allocation Assets and options tested against strategic themes to help navigate future uncertainty Investment in capabilities required to outperform in the future Build a suite of options with different risk, return and optionality attributes Conventional oil, copper and nickel sulphides are attractive; energy coal is challenged; potash is a valuable long-term option Decision points Portfolio Our investment decisions are measured in decades, so long-term strategic foresight is required Divergent scenario analysis reveals a range of strategic themes for us to consider Generates signposts to monitor, to facilitate timely decisions and risk management To have the best capabilities, best commodities and best assets, to create long-term value and high returns Transformation, capital discipline and social value enable the successful execution of our strategy Our strategy identifies how to position the portfolio to maximise long-term value and deliver high returns for shareholders BHP?s investment proposition: maximise cash flow; maintain capital discipline; increase value and returns 22 May 2019 Strategy briefing 21 Strong balance sheet and strict Capital Allocation Framework enable investments in the right commodities and assets, at the right time Investments must compete for capital against further returns to shareholders

BHP

Appendix 22 May 2019 Strategy briefing 23

Transformation – delivers significant value

Increase in productivity, reduction in costs and application of technology

Initiatives	Value[14]	Timing[15]	Capex over 5-years (US$m)	Description
WAIO		~5 years	<800	- BHP Operating System: piloted at Port Hedland and Perth Repair Centre - Value Chain Automation: focused on haulage, shiploaders, rail, integrated mine platforms and decision systems - Latent capacity: supply chain debottlenecking initiatives at the port and rail to increase production sustainably to 290 Mtpa
Queensland Coal		~5 years	~1,000	- BHP Operating System: piloted at Peak Downs and Caval Ridge - Value Chain Automation: focused on haulage, integrated mine platforms and decision systems - Latent capacity: focused on pre-strip productivity through equipment availability (including better maintenance strategies), utilisation and rate
Olympic Dam		~10 years	<300	- BHP Operating System: piloted at Olympic Dam surface operations - Value Chain Automation: replicate Integrated Remote Operations Centre - Latent capacity: continued development into the Southern Mine Area to access higher grade ore and refinery debottlenecking
Escondida		Various	<200	- BHP Operating System: piloted at Escondida concentrators - Value Chain Automation: focused on haulage and precision mining - Latent capacity: debottlenecking and extending infrastructure life
Spence		Various	<200	- BHP Operating System: piloted at leaching operations - Value Chain Automation: focused on haulage, drills and precision mining - Latent capacity: reprocessing of ripios dumped since the beginning of operations
World Class Functions		<5 years	~300	- Increased focus on the most important activities and cross-functional ways of working to drive world-class performance across culture, effectiveness and efficiency
Aggregate			**~US$3 bn**	**Potential aggregate NPV[14] in the tens of billions of dollars**

BHP Operating System
Value Chain Automation
Latent Capacity

Strategy briefing
22 May 2019
24
BHP

Future options – worked for value, timed for returns

Investment decisions made in accordance with our Capital Allocation Framework and fully consider the broader market impact

Options	Description	Potential execution timing	Capex (US$m)	Tollgate	IRR[14]	Risk[16] (1-5)	Investment considerations	
Ruby Petroleum	Tie back into existing processing facilities in Trinidad & Tobago	<1 year	>250	Feasibility	>15	••	- Similar scope to existing tie backs - Utilisation of existing facility capacity	- Early life sensitivity to oil price
Mad Dog northwest water injection Petroleum	Incremental production of existing A-Spar production wells in Mad Dog field	<5 years	>250	Pre-feasibility	*	Non Operated	- Resilient to price - Low risk, robust economics	- Non-operated JV
Scarborough Petroleum	Tie back development to existing LNG facility	<5 years	<2,000	Pre-feasibility	*	Non Operated	- Tier 1 resource - Ability to process through existing infrastructure	- Oversupply of LNG driving low price market environment - Remote field location, deep water, severe metocean conditions
Olympic Dam BFX[17] Copper	Development into the Southern Mine Area, debottlenecking of existing surface infrastructure to increase production capacity to 240-300 ktpa	<5 years	Up to ~2,500	Pre-feasibility	12-25	••	- Access to additional resource in Southern Mine Area - Accelerated additional production	- Continued resource definition - Power network instability
Resolution Copper	Underground block cave with attractive grade profile and competitive cost curve position	>5 years	<3,000	Concept	~15	Non Operated	- High copper grades - Resilient to price	- Non-operated JV - Technical risk due to caving at the resource depth and tailings options - Permitting requirements
Jansen Stage 1[18] Potash	Tier 1 resource with potential initial capacity of 4.3-4.5 Mtpa, with valuable expansion optionality	<5 years	5,300-5,700	Feasibility	14-15	•••	- Tier 1 resource, stable jurisdiction - Operating costs of ~US$100/t (FOB Vancouver, excluding royalties) - Unrivalled position of land	- Risk of market oversupply - New commodity entry - Sensitive to price - High capital cost and long payback
Jansen Stage 2-4[18] Potash	Sequenced brownfield expansions of up to 12 Mtpa (4 Mtpa per stage)	>15 years	~4,000 per stage	Opportunity assessment	~20	••	- Long term growth optionality and value generation - Adds diversification to BHP's portfolio	- Risk of market oversupply - Complexities from project size - Significant capital requirement - Further de-risking required
Aggregate					**~17**		**Aggregate unrisked value[14] of ~US$14 billion spanning commodities and time periods**	

Note: * Mad Dog northwest water injection and Scarborough IRRs under review with joint venture partners.

Strategy briefing
22 May 2019
25
BHP

Exploration – extending our conventional reserve life

Investment decisions made in accordance with our Capital Allocation Framework and fully consider the broader market impact

Options	Location	Ownership	Maturity	Earliest first production	Description	Planned future activity
Trion Petroleum	Mexico - Gulf of Mexico	60% Operator	Appraisal	Mid 2020s	Large oil discovery in the Mexican deepwater Gulf of Mexico.	Additional appraisal well approved; expected to spud in December 2019 half
Wildling Petroleum	US - Gulf of Mexico	80+% Operator	Appraisal	Mid 2020s	Large oil resource across multiple horizons near operated infrastructure in US Gulf of Mexico	Complete appraisal to optimise development plan
Samurai Petroleum	US - Gulf of Mexico	50%	Appraisal	Early 2020s	Oil discovery in the Wildling mini basin	Operator has commenced pre-FEED activities following Samurai-2 discovery in 2018
Northern Gas Petroleum	Trinidad and Tobago	70% Operator	Exploration	Mid 2020s	Potential material gas play in Deepwater Trinidad, well positioned to the Atlantic LNG plant onshore T&T	Currently drilling to test exploration prospects following the recent Bongos-2 success and Bele-1 encountered hydrocarbons
Magellan Southern Gas Petroleum	Trinidad and Tobago	65% Operator	Exploration	Mid 2020s	Potential material gas play in Deepwater Trinidad, well positioned to the Atlantic LNG plant onshore T&T	Rig completed 2 well exploration program in October 2018; incorporating results
Western GOM Petroleum	US - Gulf of Mexico	100% Operator	Frontier	Early 2030s	Acquired a significant acreage position in Western Gulf of Mexico	Completed acquisition of Ocean Bottom Node seismic survey[19]; process & analyse seismic and incorporate into ongoing analysis
Trinidad Oil Petroleum	Trinidad and Tobago	65-70% Operator	Frontier	Late 2020s	Potential oil play in deepwater Trinidad	Geologic analysis ongoing
Orphan Basin Petroleum	Canada	100% Operator	Frontier	Early 2030s	Recent bid success for blocks with large oil resource potential in the offshore Orphan Basin in Eastern Canada	Geologic analysis ongoing

Multi-billion barrel equivalent risked potential; unrisked NPV of up to US$15 billion[20]

Strategy briefing
22 May 2019

26

BHP

Projects in feasibility

	Autonomous truck hauling	Ruby	Jansen Stage 1
	Australia	Trinidad and Tobago	Saskatchewan, Canada
	Automating ~500 haul trucks across Western Australia Iron Ore and Queensland Coal sites	Oil and gas development consisting of five production wells tied back into existing operated processing facilities in Trinidad & Tobago.	Shaft equipping, mine development, processing facility, site infrastructure and outbound logistics.
Operator	BHP	BHP	BHP
BHP ownership	Various	68%	100%
Capex (US$m)	<800	~330	5,300 – 5,700
Phase / timing	Feasibility study phase First of several investment decision expected in CY19 (capex represents full amount)	Feasibility study phase Investment decision expected in CY19	Feasibility study phase
First production / Project delivery	Staged rollout between CY20 and CY23	FY22	~5 years from sanction to commissioning ~2 years from first production to ramp up
Volumes (100% basis at peak)	n/a	16,000 bopd (oil) + 80 MMscf/d (gas)	4.3 – 4.5Mtpa (Potassium chloride, KCL)
Other considerations	Site by site decision on roll out	12.5% royalty Production entitlements paid in-kind under PSA	6% royalty Federal and Provincial Corporate income tax and Potash Production Tax[21]

Note: Ruby ownership based on current participating interest per the Joint Operating Agreement. PSA – Production Sharing Agreement.

Strategy briefing
22 May 2019
27
BHP

Statement of Petroleum Resources Petroleum Resources The estimates of Petroleum Reserves and Contingent Resources contained in this presentation are based on, and fairly represent, information and supporting documentation prepared under the supervision of Mr. A. G. Gadgil, who is employed by BHP. Mr. Gadgil is a member of the Society of Petroleum Engineers and has the required qualifications and experience to act as a qualified Petroleum Reserves and Resources evaluator under the ASX Listing Rules. This presentation is issued with the prior written consent of Mr. Gadgil who agrees with the form and context in which the Petroleum Reserves and Contingent Resources are presented. Reserves and Contingent Resources are net of royalties owned by others and have been estimated using deterministic methodology. Aggregates of Reserves and Contingent Resources estimates contained in this presentation have been calculated by arithmetic summation by category. The barrel of oil equivalent conversion is based on 6000 scf of natural gas equals 1 boe. The Reserves contained in this presentation are inclusive of fuel required for operations. The respective amounts of fuel for each category are provided by footnote for the resource graphics. The custody transfer point(s)/point(s) of sale applicable for each field or project are the reference point for Reserves and Contingent Resources. Reserves and Contingent Resources estimates have not been adjusted for risk. Unless noted otherwise, Reserves and Contingent Resources are as of 30 June of the indicated financial year. Where used in this presentation, the term Resources represents the sum of 2P reserves and 2C Contingent Resources. BHP estimates Proved Reserve volumes according to SEC disclosure regulations and files these in our annual 20-F report with the SEC. All Unproved volumes are estimated using SPE-PRMS 2007 guidelines, which among other things, allow escalations to prices and costs, and as such, would be on a different basis than that prescribed by the SEC, and are therefore excluded from our SEC filings. All Resources and other Unproved volumes may differ from and may not be comparable to the same or similarly-named measures used by other companies. Non-proved estimates are inherently more uncertain than proved. The SEC permits oil and gas companies, in their filings with the SEC, to disclose only Proved, Probable and Possible Reserves, and only when such Reserves have been determined in accordance with SEC guidelines. We use certain terms in this presentation such as ?Resources,? ?Contingent Resources,? ?2C Contingent Resources? and similar terms as well as Probable Reserves not determined in accordance with the SEC?s guidelines, all of which measures we are strictly prohibited from including in filings with the SEC. These measures include Reserves and Resources with substantially less certainty than Proved Reserves. U.S. investors are urged to consider closely the disclosure in our Form 20-F for the fiscal year ended June 30, 2018, File No. 001-09526 and in our other filings with the SEC, available from us at http://www.bhp.com/. These forms can also be obtained from the SEC as described above. 22 May 2019 Strategy briefing 28

Mineral Resources and Competent Persons statement Competent Person Statement The information in this presentation that relates to the FY2018 and FY2013 Mineral Resources (inclusive of Ore Reserves) were first reported by the Company in compliance with the ?Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012? (?The JORC Code 2012 Edition?) in the 2018 BHP Annual Report and the 2013 BHP Billiton Annual Report respectively. Both reports are available to view on www.bhp.com. The detailed breakdown of Mineral Resources for all assets are shown in the Annual Reports on 100% basis, with corresponding BHP interest. Compilation of Mineral Resources information from 2013 is included in this presentation to provide a portfolio comparison between these two dates. Divested assets are no longer owned or operated by BHP and the majority of these were demerged into South32 in May 2015. Other divestments are noted in the corresponding BHP Annual Reports. In relation to the 2018 Mineral Resources, the company confirms that it is not aware of any new information or data that materially affects the Mineral Resources information included in the original 2018 market announcement and, in the case of estimates of Mineral Resources, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcement continue to apply and have not materially changed. The company confirms that the form and context in which the Competent Persons? findings are presented have not been materially modified from the original market announcement. The information in this presentation that relates to Mineral or Coal Resources is based on information compiled by: L Moharana (MAusIMM) for Western Australia Iron Ore (WAIO) and Divested assets (Alumar including MRN, Worsley, GEMCO, Hotazel); R Macpherson (MAIG) for Minerals Australia Energy Coal, Metallurgical Coal—Operations and Projects including Queensland CQCA-JV, Gregory JV (divested on 27 March 2019; available on www.bhp.com) and BHP Mitsui Coal and Projects and Divested assets (Illawarra Coal and BECSA); M Menicheli (MAusIMM) for Nickel West Operations and Nickel Colombia (Cerro Matoso); D Clarke (MAusIMM) for Olympic Dam; M Williams (MAusIMM) for Escondida District, Pampa Norte, Antamina, Pinto Valley, Cerrej?n, New Mexico Coal, Samarco; J McElroy (MAusIMM) for Minerals Americas Jansen Project and M Furness (MAusIMM) for Cannington. All of the people listed above are full-time employees of BHP and have sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking to qualify as Competent Persons as defined in the 2012 Edition of the ?Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves? and consent to the inclusion in the presentation of the matters based on this information in the form and context in which it appears. Resources and metal equivalent calculations Please refer to detailed tables in the Appendix, slides 30 to 33, for Mineral Resource classifications (100% basis) for each asset / deposit included in the average copper equivalent resource size per minerals asset calculations on slide 9 of this presentation. Resource base (equity share basis) is converted to copper equivalent tonnes using FY2018 average realised prices as reported in the BHP results for the year ended 30 June 2018 for Metallurgical Coal, Energy Coal, Iron Ore, Copper and Nickel. The conversion of U3O8, Au, Ag and Zn use prices as reported in the BHP 2018 US Securities and Exchange Commission Form 20-F. Potash price used is US$233/t, Molybdenum US$7.11/lb, Lead US$0.87/lb, Aluminium US$2,132.98/t and Manganese Ore US$198.32/t. The reporting of Mineral Resources for polymetallic deposits in terms of metal equivalents (a single equivalent grade of one major metal) is based on FY2018 average realised prices as reported in the BHP results for the year ended 30 June 2018 for Cu and for other metals the BHP 2013 and 2018 Form 20-F submissions (unless otherwise stated). The metallurgical recoveries applied are those footnoted for the respective operations as footnoted in the corresponding Annual Reports from 2013 and 2018. It is the company?s opinion that all elements included in the metal equivalent calculation have a reasonable potential to be recovered and sold. No mining or metallurgical modifying factors were applied to the results. The following copper equivalent grade calculations are listed below. 2013 calculations Olympic Dam: CuEq = Cu % + (U3O8 kg/t x 1.064) + (Au g/t x 0.459) + (Ag g/t x 0.0089); Spence: CuEq = Cu % + (Mo % x 3.039); Antamina Sulphide Cu-only: CuEq = Cu % + (Mo % x 2.048) + (Ag g/t x 0.0097); Antamina Sulphide Cu-Zn: CuEq = Cu % + (Zn % x 0.45) + (Ag g/t x 0.0096); Cannington: PbEq = Pb % + (Ag g/t x 0.043) + (Zn % x 0.95), Molybdenum price used is US$11.18/lb. 2018 calculations Olympic Dam: CuEq = Cu % + (U3O8 kg/t x 0.709) + (Au g/t x 0.407) + (Ag g/t x 0.0059); Escondida: CuEq = Cu % + (Au g/t x 0.575); Spence: CuEq = Cu % + (Mo % x 2.294); Antamina Sulphide Cu-only: CuEq = Cu % + (Mo % x 1.546) + (Ag g/t x 0.0065); Antamina Sulphide Cu-Zn: CuEq = Cu % + (Zn % x 0.33) + (Ag g/t x 0.0064). 22 May 2019 Strategy briefing 29

Mineral Resources (100% basis)

Commodity Deposit	Financial year	Measured Resources (Mt)	Indicated Resources (Mt)	Inferred Resources (Mt)	BHP interest %
Minerals Australia					
Iron Ore					
WAIO	2018	2,750	6,500	20,020	88
	2013	2,550	4,210	14,560	88
Energy Coal					
Operations - Mt Arthur Coal	2018	875	1,299	1,019	100
	2013	887	2,169	670	100
Projects - Togara South	2018	719	177	1,051	100
	2013	719	177	1,051	100
Metallurgical Coal - Operations					
Queensland CQCA-JV	2018	3,844	2,481	2,198	50
	2013	2,561	2,882	2,353	50
Gregory JV	2018	7.9	112.7	0.3	50
	2013	7.9	130.7	0.3	50
BHP Mitsui Coal	2018	310	328	239	80
	2013	258	347	233	80
Metallurgical Coal - Projects					
Queensland CQCA-JV	2018	509	1,872	1,089	50
	2013	273	1,476	1,398	50
Gregory JV	2018	5.6	-	-	50
	2013	5.6	-	-	50
BHP Mitsui Coal	2018	-	1,233	176	80
	2013	-	1,457	154	80
Copper					
Olympic Dam	2018	3,515@0.83%Cu, 0.26kg/tonne U3O8, 0.37g/t Au, 1g/t Ag	3,292@0.69%Cu, 0.22kg/tonne U3O8, 0.29g/t Au,1g/t Ag	3,920@0.67% Cu,0.22kg/tonne U3O8,0.26g/t Au,1g/t Ag	100
	2013	1,543@0.97%Cu, 0.29kg/tonne U_3O_8, 0.37g/t Au, 2g/t Ag	5,095@0.80% Cu,0.26kg/tonne U_3O_8,0.36g/t Au, 1g/t Ag	3,296@0.69% Cu,0.23kg/tonne U_3O_8,0.25g/t Au,1g/t Ag	100
Nickel					
Nickel West Operations	2018	175@0.71%Ni	160@0.64%Ni	209@0.67% Ni	100
	2013	214@0.61%Ni	186@0.61%Ni	150@0.59% Ni	100
Nickel West Projects	2018	156@0.59%Ni	113@0.63%Ni	209@0.67% Ni	100*
	2013	156@0.60%Ni	114@0.60%Ni	203@0.66% Ni	100*

* Projects comprise Venus, Yakabindie with 100% BHP interest and Jericho 50% BHP interest.

Strategy briefing
22 May 2019

30

BHP

Mineral Resources (100% basis)

Commodity Deposit	Financial year	Measured Resources (Mt)	Indicated Resources (Mt)	Inferred Resources (Mt)	BHP interest %
Mineral Americas					
Copper					
Escondida District	2018	5,779@0.61% TCu	5,050@0.52% TCu	16,573@0.49 TCu	57.5
	2013	5,785@0.67% TCu	3,542@0.54% TCu	12,930@0.47% TCu	57.5
Pampa Norte	2018	921@0.52% TCu	1,189@0.48% TCu	2,565@0.37% TCu	100
	2013	593@0.63% TCu	1,386@0.49% TCu	1,275@0.40% TCu	100
Pinto Valley	2018	174@0.31% TCu	40@0.32% TCu		100
	2013	350@0.32% TCu	617@0.31% TCu	191@0.26% TCu	100
Antamina	2018	242@0.88% Cu,0.75% Zn,11g/t Ag,235 ppm Mo	804@0.90% Cu,0.75% Zn,12g/t Ag,201 ppm Mo	1,372@0.90% Cu,0.55% Zn,10g/t Ag,201 ppm Mo	33.75
	2013	183@0.77% Cu,0.60% Zn,10g/t Ag,238 ppm Mo	943@0.92% Cu,0.66% Zn,11g/t Ag,208ppm Mo	860@0.82% Cu,0.39% Zn,11g/t Ag,173 ppm Mo	33.75
Potash					
Jansen Project	2018	5,170@25.7% K_2O		1,270@25.7% K_2O	100
	2013	5,328@25.7% K_2O		1,288@25.7% K_2O	100
Energy Coal					
Cerrejon	2018	2,849	975	709	33.33
	2013	2,924	989	695	33.33
Iron Ore					
Samarco	2018	3,340	2,150	950	50
	2013	3,000	3,000	2,000	50

Strategy briefing
22 May 2019
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BHP

Mineral Resources (100% basis) Commodity Deposit Financial year Measured Resources (Mt) Indicated Resources (Mt) Inferred Resources (Mt) BHP interest % Divested assets Metallurgical Coal Illawarra Coal 2013 278 455 586 100 Nickel Nickel Colombia 2013 115@1.04% Ni 186@0.9% Ni 90@0.8% Ni 99.94 Energy Coal New Mexico Coal 2013 779 265 10 100 BECSA 2013 2,572 838 2,023 90 Silver Lead Zinc Cannington 2013 68@186g/t Ag,5.35% Pb,3.26% Zn 18@122g/t Ag,3.94% Pb,2.56% Zn 10@86g/t Ag,3.25% Pb,1.80% Zn 100 Aluminium Worsley 2013 339 584 50 86 Alumar (MRN) 2013 328 81 999 14.8 GAC Project 2013 87 113 327 33.3 Manganese GEMCO 2013 85@46.5% Mn 68@40.0% Mn 37.3@41.8% Mn 60 Hotazel 2013 74.4@37.2% Mn 181.9@39.9% Mn 4.3@34.5% Mn 44.4 22 May 2019 Strategy briefing 32

Mineral Resources (100% basis)

Commodity Deposit	Financial year	Measured Resources (Mt)	Indicated Resources (Mt)	Inferred Resources (Mt)	BHP interest %
Mineral Americas					
Copper					
Escondida deposit	2018	5,376@0.61% TCu	3,674@0.51% TCu	10,437@0.52% TCu	57.5
	2017	5,524@0.63% TCu	3,675@0.57% TCu	9,649@0.51% TCu	57.5
	2016	5,645@0.64% TCu	3,409@0.51% TCu	11,296@0.52% TCu	57.5
	2015	5,872@0.64% TCu	3,229@0.50% TCu	10,085@0.50% TCu	57.5
	2014	5,351@0.65% TCu	2,689@0.52% TCu	10,311@0.51% TCu	57.5
	2013	5,382@0.68% TCu	2,166@0.54% TCu	6,794@0.51% TCu	57.5
	2012	4,056@0.72% TCu	3,213@0.56% TCu	6,645@0.50% TCu	57.5
	2011	3,089@0.75% TCu	3,036@0.58% TCu	5,824@0.53% TCu	57.5
	2010	1,998@0.78% TCu	3,137@0.62% TCu	3,374@0.50% TCu	57.5
	2009	1,786@0.82% TCu	3,206@0.67% TCu	3,921@0.53% TCu	57.5
	2008	1,819@0.84% TCu	2,984@0.70% TCu	4,233@0.53% TCu	57.5
	2007	1,513@0.89% TCu	3,371@0.71% TCu	3,767@0.54% TCu	57.5
	2006	1,484@0.88% TCu	3,489@0.72% TCu	4,892@0.54% TCu	57.5
	2005	1,605@1.00% TCu	3,372@0.73% TCu	5,111@0.54% TCu	57.5
	2004	1,710@1.02% TCu	3,393@0.72% TCu	5,114@0.54% TCu	57.5
	2003	1,333@1.13% TCu	2,720@0.85% TCu	1,979@0.67% TCu	57.5
	2002	1,377@1.15% TCu	2,737@0.85% TCu	2,002@0.67% TCu	57.5
	2001	1,422@1.09% TCu	2,224@1.02% TCu	1,772@0.80% TCu	57.5
	2000	1,212@1.25% TCu	1,794@0.99% TCu	1,274@0.80% TCu	57.5

Strategy briefing
22 May 2019
33
BHP

Footnotes 1. Slide 6: IRR (real) on a risked basis. Indicative internal analysis. Source: Thomson Reuters, BHP. Market indices reflected with Total Shareholder Return (TSR). 2. Slide 6: Reserves/Contingent Resources at 30 June 2018: 1P: 303 MMboe (10 MMboe fuel); 2P: 431 MMboe (13 MMboe fuel); 2C: 346 MMboe. 3. Slide 8: Unsustainable land and water use per the Global Assessment Report on Biodiversity and ecosystem services performed by the Intergovernmental Science-policy Platform on Biodiversity and Ecosystem Services (IPBES). 4. Slide 8: Source: International Energy Agency. 5. Slide 8: Source: PEW Research Centre (https://www.pewglobal.org/). 6. Slide 8: Source: IPBES (https://www.eurekalert.org/pub_releases/2019-05/tca-ind050519.php). 7. Slide 8: Source: Bloomberg New Energy Finance. 8. Slide 8: 93% refers to the increase in the monthly standard deviation of the global economic policy uncertainty index, PPP-weighted, for 2011-2019YTD versus 2002-2010. Source: (www.policyuncertainty.com). 9. Slide 9: Divestments: announced or completed from FY13 onwards. 10. Slide 9: Segment EBITDA: percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items. 11. Slide 9: Unrisked NPV and IRRs: as presented at the Bank of America Merrill Lynch Global Metals and Mining Steel Conference on the 14 May 2019. 12. Slide 12: Food security threatened by land degradation, water quality and availability, climate change impacts. 13. Slide 12: Steep disincentive pricing (e.g. carbon price, taxes on non-sustainable forestry, nitrogen fertiliser run-off). 14. Slide 24, 25: Returns (IRR) and value (NPV): Calculated at 2019 analyst consensus price forecasts (except Potash which are at CRU and Integer (Argus Media) price forecasts); ungeared, post-tax, nominal rates. 15. Slide 24: Timing: Represents ramp-up to steady state. 16. Slide 25: Risk: Based on a BHP assessment of each project against defined quantified and non-quantified risk metrics rated out of 5; 5 represents more risk. 17. Slide 25: Olympic Dam: IRR of 12-25% represents different development options of varying levels of certainty. The upper end of range relates to investment in a potential lower capital and production development towards BFX. 18. Slide 25: Jansen: Based on CRU and Integer (Argus Media) price assumptions (2025-2035 average mid-case: CRU US$325/t and Integer (Argus Media) US$342/t, rebased). Jansen Stage 1 IRR of 14-15% reflects capex range and excludes remaining funded investment of ~US$0.3 billion for completion of the shafts and installation of essential service infrastructure and utilities. Jansen Stages 2-4 capex is presented in real terms (July 2019) ? those options would be brownfield and predominately require surface infrastructure, with shorter construction schedules and less risk than Stage 1. The execution of future stages would be subject to our review of supply and demand fundamentals and successful competition for capital under our Capital Allocation Framework. However, we expect that each subsequent expansion would be approved for development after the previous expansion had reached 3 to 4 years of full production. The existing shafts are capable of supporting production for Stages 2-4. 19. Slide 26: WGOM OBN 2018 Seismic Permit is OCS Permit T18-010. 20. Slide 26: Petroleum exploration and appraisal NPV: Unrisked values at BHP long-term price forecasts. 21. Slide 27: Below are tax consideration for Jansen Stage 1 project. Withholding tax on dividend payments under the current corporate structure is 5%.—Royalties: 6% of mine gate revenue (revenue less port and rail costs)—Federal and Provincial Corporate Income taxes: Combined top rate 27% (Carried forward losses from pre-production years can be utilised to decrease future taxable profits)—Potash Production Tax (PPT), two components. Both components are calculated based on K2O tonnes. Thus potassium chloride (KCL) needs to be converted to potassium oxide (K2O), with a conversion rate of 0.6. A base payment levied at a rate of 35% on the producer?s annual resource profits, subject to minimum payment of CAD$11.00 and a maximum of CAD$12.33 per K2O tonne sold. New producers may qualify for a base payment holiday for the first 10 years of production. A profit tax imposed on the producer?s gross annual profit tax that is determined by rates, which increase with profits per tonne sold, as follows: 15% of the profit per tonne below CAD $66.95 and 35% of the profit per tonne above CAD $66.95 (tax brackets are indexed for inflation). Profit tax is assessed on a maximum of 35% of total tonnes sold, but producers may claim a base payment credit with respect to amount of tonnes that are subject to both the base payment and the profit tax. There are no tax holidays available for the profit tax. 22 May 2019 Strategy briefing 34

BHP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: May 22, 2019	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary